



BUCKEYE OIL & GAS, INC.
8275 S. Eastern Ave, Suite #200
Las Vegas, Nevada, 89123

July 16th, 2014

Scenario A
2199 Blvd. DeMaisonneuve est
Montreal, Quebec, Canada
H2K-2E4

Gentlemen:

Re: Asset Purchase Agreement Dated April 4, 2014 Between Buckeye Oil & Gas, Inc., and Scenario A.

As you are aware under the terms of the Asset Purchase Agreement, Buckeye Oil & Gas, Inc., ("Buckeye") is required to pay the second installment of $12,500 sixty business days after the closing date of April 7th, 2014.

Buckeye is currently raising funds and the process may take longer than expected, resulting in Buckeye not being able to make payment by the end of the sixty business day deadline. Buckeye is proposing to extend the payment date an additional thirty business days in order to complete a fundraising.

Please sign below indicating that you are in agreement with this proposal.

Regards,

Stephane Pilon
President and CEO
Buckeye Oil & Gas, Inc.

AGREED AND ACCEPTED

Stephane Pilon
Scenario A

Pol Brisset
Scenario A